N-SAR Item 77.D.  Policies with Respect to Security Investment


     At a meeting held on January 15, 2002, the Board of General California Municipal Money Market Fund adopted a fundamental policy to invest at least 80% of the Fund's assets in municipal obligations that provide income exempt from federal and California state personal income taxes.